Stradley Ronon Stevens & Young, LLP 1250 Connecticut Avenue, N.W., Suite 500 Washington, D.C. 20036 Telephone 202-822-9611 Fax 202-822-0140 www.stradley.com

Christopher J. Zimmerman, Esq.
(202) 419-8402
czimmerman@stradley.com

April 21, 2014

Via EDGAR

Naseem Nixon
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:         Nationwide Variable Insurance Trust –
File Nos. 002-73024 and 811-03213

Dear Ms. Nixon:

On behalf of Nationwide Variable Insurance Trust (the “Registrant”), below you will find the Registrant’s responses to the comments conveyed by you on March 6, 2014, with regard to Post-Effective Amendment Nos. 163, 164 (the “Amendment”) to the Registrant’s registration statement on Form N-1A.  The Amendment was filed with the U.S. Securities and Exchange Commission (“SEC”) on January 17, 2014, pursuant to the Investment Company Act of 1940, as amended, and Rule 485(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”) for the purpose of registering new series of the Registrant (each, a “Fund”).  A reference to a specific “Item” requirement is to the requirements of Form N-1A.

Below we have provided the SEC staff’s comments and the Registrant’s response to each comment.  These responses will be incorporated into the post-effective amendment filing to be made pursuant to Rule 485(b) of the Securities Act.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

In connection with our responses to your comments, we acknowledge, on behalf of the Registrant, that:

▪	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

▪	Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing; and

▪	The Registrant may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Naseem Nixon
U.S. Securities and Exchange Commission
April 21, 2014

1.	Comment – Please confirm that all bracketed information and exhibits will be included in the post-effective amendment filing to be made pursuant to Rule 485(b) under the Securities Act.

Response – Registrant confirms that all bracketed information and exhibits will be included in the post-effective amendment filing to be made pursuant to Rule 485(b) under the Securities Act.

2.
Comment – Please include a reference in the conflicts of interest section of the “Fund-of-funds risk” (i.e., sub-heading (6)) that the investment adviser is also subject to a conflict of interest with regard to the layering of fees.

Response – Registrant has clarified further that the investment adviser also receives advisory fees from most of the Underlying Funds.  The relevant portion of the fund-of-funds risk disclosure now reads: “(6) in selecting the Underlying Funds in which the Fund invests, the investment adviser could be subject to a potential conflict of interest because the investment adviser is also the investment adviser to most of the Underlying Funds and receives advisory fees from such Underlying Funds, which is in addition to the advisory fee received from the Fund.  Also, the fee received from an Underlying Fund is typically higher than the advisory fees paid by the Fund.”

Registrant has also made corresponding changes to the Item 9(c) disclosure.

3.
Comment – Before discussion of the “Principal Investment Strategies” section on page 12 of the prospectus, please restate the investment objective of each Fund per Item 9(a) of the Form.  In addition, please move the following sentence in the “Principal Investment Strategies” section on page 12 to after the restatement of the investment objective, “Each Fund’s investment objective can be changed without shareholder approval upon 60 days’ written notice to shareholders.”

Response – Registrant has revised as requested.

4.
Comment – If appropriate, please include “Liquidity Risk” and “Prepayment and Call Risk” in the “Risks of Investing in the Funds” section on page 15 of the prospectus.  In addition, please indicate in the “Risks Associated with U.S. and International Stocks” section on page 15 and the
“Floating-rate loan risks” on page 17 of the prospectus that, if applicable, the risk applies only to the NVIT Flexible Moderate Growth Fund and the NVIT Flexible Income Fund, respectively.

Naseem Nixon
U.S. Securities and Exchange Commission
April 21, 2014

Response – Registrant has added “Liquidity risk” to the Item 9(c) disclosure and notes that prepayment and call risk is discussed in the “Mortgage-backed securities risk.

Registrant has separately revised as requested the applicability of the above-referenced risks to the Funds.

5.
Comment – Under “Investment Adviser” in the “Fund Management” section on page 22 of the prospectus, please provide the management fee information under “Management Fees” in a list or table format.  In addition, if applicable, please revise “mangers’” to “manager’s” under “Additional Information about the Portfolio Manager” on page 22 as the Fund has a single portfolio manager.

Response – With respect to the table request, Registrant has revised as requested.  Registrant notes that an additional portfolio manager has been added for the Fund, therefore, Registrant will not revise the disclosure to “managers.”

6.	Comment – Under “Purchase Price” in the “Investing With Nationwide Funds” section on page 44 of the prospectus, please define for the reader “good order.”

Response – Registrant has reviewed and considered the comment and has decided to remove the term “in good order.”

7.	Comment – Under “Excessive or Short-Term Trading” in the “Investing With Nationwide Funds” section on page 24 of the prospectus, please remove the reference to the Loring Ward Funds.

Response – Registrant has revised as requested.

8.	Comment – Under “Distribution Plan” in the “Investing With Nationwide Funds” section on page 25 of the prospectus, please clarify the term “these fees.”

Response – Registrant has replaced “these fees” with “distribution fees.”

9.	Comment – Please include the standard Tandy representations in the Response Letter.

Response – Registrant has included the standard Tandy representations.

Naseem Nixon
U.S. Securities and Exchange Commission
April 21, 2014

* * *

Registrant believes it has fully responded to each comment.  If, however, you have any further questions or require further clarification of any response, please contact me by telephone at (202) 419-8402, or, in my absence, Prufesh R. Modhera at (202) 419-8417.

Respectfully submitted,

/s/ Christopher J. Zimmerman
Christopher J. Zimmerman, Esq.

cc:           Allan Oster, Esq.
Jonathan Kopcsik, Esq.
Prufesh R. Modhera, Esq.